UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Planned Sale of Independent Physician Association Business and

Public Reporting and Governance Transition

On October 12, 2022, Babylon Holdings Limited issued a press release announcing the planned sale of its independent physician association (IPA) business in California, and the transition of its public reporting and governance from foreign private issuer to U.S. domestic issuer standards in 2023. The press release is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press release, dated October 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: October 12, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer